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PROSPECTUS SUPPLEMENT                           FILED PURSUANT TO RULE 424(b)(3)
DATED FEBRUARY 20, 1998

TO PROSPECTUS DATED OCTOBER 10, 1997            REGISTRATION NO. 333-19357

                             THOUSAND TRAILS, INC.

           $26,524,745 SENIOR SUBORDINATED PAY-IN-KIND NOTES DUE 2003

     This Prospectus Supplement (this "Supplement") contains summary financial information for Thousand Trails, Inc., a Delaware corporation (the "Company"), for the six and three month periods ended December 31, 1997. This Supplement should be read in conjunction with the Prospectus dated October 10, 1997 (the "Prospectus"), to be delivered with this Supplement. All capitalized terms used but not defined in this Supplement shall have the meanings given to them in the Prospectus.

     The Company reported net income of $8.5 million or $1.15 per share on revenues of $39.3 million for the first six months of fiscal 1998, which ended December 31, 1997. This compares with net income of $1.8 million or $.26 per share on revenues of $39.4 million for the same period last year, as restated.

     For the quarter ended December 31, 1997, the Company reported net income of $2.5 million or $.34 per share on revenues of $16.1 million, compared with net income of $242,000 or $.03 per share on revenues of $17.1 million for the same quarter last year, as restated.

     A summary of the Company's financial results is set forth below (in millions, except for per share amounts):

                                          For the Six Months Ended           For the Three Months Ended
                                                December 31,                        December 31,
                                     ---------------------------------   -----------------------------------
                                           1997              1996              1997              1996
                                     ----------------  ---------------   ---------------  ------------------
                                                          (Restated)                          (Restated)
CONDENSED CONSOLIDATED
   OPERATING STATEMENTS:
Total revenues                             $39.3             $39.4              $16.1             $17.1
Total expenses                             (30.6)            (37.3)             (13.5)            (16.7)
Income tax provision                         (.2)              (.3)               (.1)              (.2)
                                      ----------       -----------       ------------     -------------
Net income                                 $ 8.5              $1.8               $2.5              $0.2
                                      ==========       ===========       ============     =============

Net income per share-basic                 $ 1.15             $0.26              $0.34             $0.03
                                      ==========       ===========       ============     =============
Weighted average shares                      7.4               7.1                7.4               7.4
                                      ==========       ===========       ============     =============





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
                                                          December 31,            June 30,
                                                             1997                  1997
                                                         --------------      -----------------
                                                          (Unaudited)
BALANCE SHEET DATA
Cash and cash equivalents                                    $1.7                   $1.3
Receivables, net                                              5.2                    7.5
Campground properties                                        39.7                   42.8
Resort properties                                             1.3                    1.5
Total assets                                                 57.3                   63.3
PIK Notes, including deferred gain                           31.1                   29.4
Borrowings under Credit Agreement                             3.7                   14.1
Other notes payable                                           0.4                    0.6
Stockholders equity (deficit)                               (13.7)                 (22.2)


     The Company's results for the six months ended December 31, 1997, include gains on asset sales of $3.7 million, compared with $1.2 million for the same period last year. The Company also continued to lower expenses in the current periods, primarily general and administrative expenses and interest. In addition, $1.1 million of restructuring costs was incurred in the prior periods. The Company incurs minimal federal income taxes because of substantial net operating loss carry forwards.

     At the direction of the Staff of the Securities and Exchange Commission, the Company changed its accounting method and now recognizes revenue from the sale of campground memberships that do not convey a deeded interest in real estate on a straight-line basis over the expected life of the memberships sold. To show comparable results, the Company restated its financial statements for the six and three month periods ended December 31, 1996, to reflect this change in accounting method.

     The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997, which was filed with the Securities and Exchange Commission on February 11, 1998, contains additional financial and other information concerning the Company as of and for the six and three month periods ended December 31, 1997. See "Available Information" in the Prospectus.





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